UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 29, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

GOVERNMENT DELEGATION TOURS MECHEL’S CHELYABINSK FACILITIES

Chelyabinsk, Russia – 29 January 2021 – Mechel Group (MOEX: MTLR, NYSE: MTL), one of Russia’s leading mining and steel companies, reports that a delegation headed by Russia’s Deputy Prime Minister Viktoria Abramchenko toured Mechel Group’s Chelyabinsk facilities. Mechel PAO’s Chief Executive Officer Oleg Korzhov guided the tour of Chelyabinsk Metallurgical Plant’s and Mechel Coke’s production areas and described the ecological measures Mechel is taking as part of the federal Clean Air project within the framework of the national Ecology project.

The delegation included Russia’s Deputy Prime Minister Viktoria Abramchenko, Deputy Natural Resources and Environment Minister Murad Kerimov, head of Federal Supervisory Natural Resources Management Service (Rosprirodnadzor) Svetlana Radionova, Chelyabinsk Region’s Governor Alexey Texler.

The delegation toured Mechel Coke’s production facilities. Over the past few years, the plant reconstructed two benzene workshops, a coke-pitch facility and two coke batteries. In the near future, the plant plans to optimize operations at its coke batteries and overhaul its coke workshop #1. All these measures are in compliance with the best available technology principles.

After that, the delegation headed by Viktoria Abramchenko visited Chelyabinsk Metallurgical Plant’s oxygen converter facility. The guests examined the plant’s converter #1, overhauled in 2020. The converter was practically built anew and equipped with a modern three-stage gas cleaning system, which enabled the plant to bring waste emissions from steelmaking to a minimum.

Viktoria Abramchenko appraised Mechel’s efforts in fulfilling its ecological obligations and stressed the importance of pursuing their implementation. In accordance with the federal Clean Air project’s purposes, in 2019 the company signed a quadrilateral agreement on reducing its impact on the atmosphere with Russia’s Ecology Ministry, Rosprirodnadzor and Chelyabinsk Region’s governor. On January 28, 2021 Mechel signed another ecological agreement with Governor Alexey Texler, assuming additional obligations on reducing waste emissions. Overall, the company plans to implement a program costing a total of 13 billion rubles and reducing waste emissions by more than 15,000 tonnes a year in total.

“Yesterday the company signed an ecological agreement with the region’s governor, now it is important for the company’s modernization program to be in compliance with the state Clean Air program’s ambitious goals. The state meanwhile must think of ways to provide tax and other support so that this task is fulfilled as soon as possible. We will go together with you every step of the way in fulfilling this program. Our goal is not to stop production, but to uphold it while providing it with the best available technologies from the ecological standpoint,” Deputy Prime Minister Viktoria Abramchenko noted.

“Our company is implementing environment-friendly measures at its Chelyabinsk facilities since the day they joined Mechel Group in 2001. We are consistently and unceasingly upgrading all our equipment in the technological chain and always pay extra attention to reducing the impact of our operations on the environment. Since 2001, we have invested a total of 79 billion rubles, including 10 billion rubles into ecological upgrades alone. In the next few years, investment into ecological measures will be yet another 13 billion rubles. Today we have demonstrated both our upgraded production facilities and those expecting upgrades to the government delegation. We are grateful to the state authorities for their attention to our work and their offer of support to speed up implementation of our ecological measures – in this we share a common goal,” Mechel PAO’s Chief Executive Officer Oleg Korzhov said.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: January 29, 2021

3